Exhibit 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) as at January 31, 2025:

As at January 31, 2025
(in millions of Canadian dollars)
Subordinated Debentures	8,042
Equity
Common Equity
Common Shares	22,136
Retained Earnings	57,445
Accumulated Other Comprehensive Income	(4,789)
Other Reserves	(229)

Total Common Equity	74,563
Preferred Shares and Other Equity Instruments	10,232

Total Equity Attributable to Equity Holders of the Bank	84,795
Non-controlling Interests
Non-controlling Interests in Subsidiaries	1,626

Total Equity	86,421

Total Capitalization	94,463

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, based upon financial information calculated in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the three months period ended January 31, 2025 and for each of the years in the five year period ended October 31, 2024.

	Three Months Ended January 31,	October 31,
	2025	2024	2023	2022	2021	2020

Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	3.23	4.32	4.27	5.78	9.00	5.91
Including interest on deposits	1.16	1.23	1.25	1.82	2.56	1.66
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	2.50	3.59	3.60	5.14	7.55	5.16
Including interest on deposits	1.14	1.21	1.23	1.78	2.46	1.63

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest and net income from investments in associated corporations);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), and amortization of debt issuance costs;

•	fixed charges, including interest on deposits, represent all interest; and

•	preferred dividends include dividends from preferred shares and other equity instruments.

•

On November 1, 2023, the Bank adopted IFRS 17 Insurance Contracts, which replaces IFRS 4, the previous accounting standard for insurance contracts. The Bank adopted IFRS 17 on a retrospective basis, restating the results from the transition date of November 1, 2022. Accordingly, results for fiscal 2023 have been restated to reflect the IFRS 17 basis of accounting for insurance contracts. Results for periods prior to November 1, 2022 continue to be presented under the IFRS 4 basis of accounting and have not been restated.